UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2026

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-36820

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic plc
Building Two, Parkmore Business Park West
Galway, Ireland

Required Information

1.    Medtronic Puerto Rico Employees' Savings and Investment Plan Financial Statements at April 30, 2026 and 2025 and Supplemental Schedule at April 30, 2026

2.    Exhibit 23
Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

Dated: October 21, 2026	By:	/s/ Matt R. Walter
Matt R. Walter Senior Vice President, Human Resources, IT, and Global Communications & Corporate Marketing

Medtronic Puerto Rico Employees' Savings and Investment Plan

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Medtronic Puerto Rico Employees’ Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) as of April 30, 2026 and 2025 and the related statement of changes in net assets available for benefits for the year ended April 30, 2026, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2026 and 2025, and the changes in net assets available for benefits for the year ended April 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at April 30, 2026 (“supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
October 21, 2026

We have served as the Plan’s auditor since 2023.

Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statements of Net Assets Available for Benefits

	April 30
(in thousands)	2026	2025
Assets:
Plan's interest in the Medtronic, Inc. Master Trust Fund (Note 4)	$392,804	$373,259
Total investments	392,804	373,259

Receivables:
Employer contributions	361	465
Employee contributions	436	545
Notes receivable from participants	10,691	11,974
Total receivables	11,488	12,985

Net assets available for benefits	$404,292	$386,244

See accompanying notes to the financial statements.

Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
(in thousands)	April 30, 2026
Additions:
Income:
Plan’s interest in the Medtronic, Inc. Master Trust Fund income	$83,773
Interest income on notes receivable from participants	1,062
Total income	84,835
Contributions:
Participant	18,069
Employer, net	15,934
Rollover	316
Total contributions	34,319
Total additions	119,155

Deductions:
Benefits paid	(26,289)
Total deductions	(26,289)

Net increase prior to transfers to other plans	92,866

Transfers to other plans (Note 1)	(74,818)

Net increase	18,048

Net assets available for benefits:
Beginning of year	386,244
End of year	$404,292
See accompanying notes to the financial statements.

Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (amounts in thousands)

1. Description of Plan
The following description of the Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
Amounts reported in thousands within this report are computed based on exact amounts, and therefore, the sum of the components may not equal the total amount reported in thousands due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.
General and Eligibility
The Plan is a contributory defined contribution plan of Medtronic Puerto Rico Operations Company (the Company). The Plan seeks to assist employees in increasing retirement savings and financial security upon retirement. The Plan has three components: (i) a component related to participant elective deferrals and cash matching contributions by the Company (Traditional Component), (ii) a Retirement Plan Account (RPA) component related to additional employer contributions to a retirement account for participants in the Plan prior to May 1, 2016, and (iii) a Medtronic Core Contribution (MCC) component related to additional employer contributions to a retirement account for participants who joined the Plan on or after May 1, 2016.
Participants joining the Plan on or after May 1, 2016 are immediately eligible to receive the MCC and will receive employer contributions equal to 3% of their eligible pay each pay period. Active participants will vest in Company matching contributions, including earnings and losses thereon, after three years of employment.
Generally, the Plan is available to all eligible regular full-time and part-time employees of the Company. Immediately upon hire, eligible employees may begin contributing to the Plan and receive employer matching contributions. Eligible employees other than regular full- or part-time employees are eligible to receive contributions after completing one year of service in a consecutive 12-month period during which they work at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Administration of Plan Assets
The Qualified Plan Committee (the Committee or the Plan Administrator) of Medtronic, Inc. monitors, manages, and oversees the investment choices of the Plan and provides certain other plan administrative functions. Banco Popular de Puerto Rico (the Trustee) serves as Trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Plan Administrator. Fidelity Workplace Services, LLC (the Recordkeeper) serves as Recordkeeper for the Plan. The Recordkeeper provides participant services, education, and communication services. The Recordkeeper also maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses, as defined in the Plan document.
Master Trust
The investments of the Plan, along with investments of the Medtronic Savings and Investment Plan, are pooled for investment purposes in the Medtronic, Inc. Master Trust Fund (the Master Trust), also known as the Medtronic Defined Contribution Plan Master Trust, under custody of Fidelity Management Trust Company.
Transfers to Other Plans
In May 2025, the Company announced its intent to separate the Diabetes Business, with the intention to create a new independent, publicly traded company, MiniMed Group, Inc. (MiniMed). On March 9, 2026, MiniMed completed an initial public offering (the IPO). On October 15, 2026, the Company completed its separation of MiniMed through an exchange offer.
In connection with the formation of MiniMed, certain Company employees were transferred to MiniMed. As a result $74,818 thousand of assets were transferred out of the Plan and the Master Trust and is reflected as Transfers to other plans within the Statement of Changes in Net Assets Available for Benefits.

Contributions
Traditional Component
The Plan provides a regular savings program for the employees of the Company under which participants may contribute 2% to 75% of their eligible compensation to the Plan through pre-tax payroll deductions, subject to statutory limits. Newly hired eligible employees are automatically enrolled at a pre-tax contribution rate of 6% of their eligible compensation, unless otherwise elected by the employee. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will increase annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the Traditional Component of the Plan have the option to opt out within the 60 days prior to automatic enrollment. Participants who are age 50 or older by the end of the calendar year are eligible to make additional catch-up contributions above the regular annual contribution limit. Beginning January 1, 2025, participants ages 60 through 63 are eligible for an enhanced “super catch-up” contribution. For 2026, the “super catch-up" limit is $11,250. Beginning January 1, 2026, participants who are age 50 or older and earned more than $150,000 in Federal Insurance Contribution Act wages during the prior calendar year are required to make their catch-up contributions as Roth contributions.
Participants direct their contributions into various investment options offered by the Plan, which consist of Company ordinary shares, a self-directed brokerage option, and managed accounts comprised of collective trusts, mutual funds, and fully benefit-responsive investment contracts. The participants may change their investment decisions at any time by contacting the Recordkeeper. However, any funds exchanged out of the fully benefit-responsive investment contract managed account (Medtronic Capital Preservation Fund) must remain invested in another investment alternative for a period of at least three months before being moved into the treasury inflation protected managed account (Medtronic Inflation Protection Fund).
Employer matching contributions are based on each participant's Traditional Component contributions, up to 6% of eligible compensation, and are made each pay period in the amount of 50% of these contributions. Company matching contributions are allocated into the same investments as elective contributions. The Company’s matching cash contributions to participants’ accounts were $6,266 thousand, net of forfeitures, for the year ended April 30, 2026.
Stock Fund
Prior to June 22, 2018, participants were allowed to contribute funds into a designated fund only in Medtronic plc stock (Medtronic plc Stock Fund). Participants may diversify Medtronic plc Stock Fund accounts to other investment choices in the Plan at any time. At April 30, 2026 and 2025, the balance of the Medtronic plc Stock Fund accounts was $3,721 thousand and $3,943 thousand, respectively.
RPA
For eligible employees hired before May 1, 2016 or certain rehired employees before July 1, 2020, the Company contributes an amount equal to 5% of eligible compensation to participant accounts each pay period. These participants are eligible for RPA contributions after having completed one year of service, as defined by the Plan document. Company contributions are allocated into the same investments as elective contributions. For the year ended April 30, 2026, the Company contributed $4,886 thousand through the RPA.
MCC
For participants hired on or after May 1, 2016 or rehired after June 30, 2020, and employees previously employed by Covidien, the Company contributes an amount equal to 3% of eligible compensation to participant accounts each pay period. These participants are immediately eligible for the MCC and Company contributions are allocated into the same investments as elective contributions. For the year ended April 30, 2026, the Company contributed $4,782 thousand through the MCC.
Rollover Contributions
Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (rollover contributions).

Vesting and Forfeitures
Participants are 100% vested in their contributions and RPA contributions, including earnings and losses thereon, at all times. Under the Traditional Component, active participants vest in Company matching contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company matching contributions after three years. Under the MCC Component, active participants vest in Company contributions, including earnings and losses thereon, after completion of three years of service. Participants also become fully vested upon normal retirement date, death, total disability, termination of the Plan, or complete discontinuance of employer contributions.
Nonvested account balances of terminated employees are forfeited. Forfeited employer contributions are restored if a previously terminated employee returns to the Company within five years of termination. The balances of forfeited nonvested accounts at April 30, 2026 and 2025 were $2,138 thousand and $1,677 thousand, respectively. Forfeited nonvested accounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan or reduce employer contributions. During the year ended April 30, 2026, forfeited nonvested accounts of $16 thousand were used by the Plan Administrator for reducing administrative expenses.
Distributions
Active participants may request a partial or total cash withdrawal of their after-tax contributions account and rollover contributions account at any time. Additionally, active participants who have attained age 59½ may request a partial or total cash withdrawal of their Traditional Component Employee Contribution accounts, but are not allowed to take withdrawals from their MCC, RPA, prior retirement plan, or Traditional Component Employer Match accounts until retirement or termination of employment.
Upon termination, retirement, or total disability, participants may receive distribution of their account in a lump sum payment.
Active participants may also take hardship withdrawals from their pre-tax contributions account if they incur immediate and severe financial needs (as defined in the Plan document) that cannot be met through other available sources in the Plan, including available note provisions. The amount of hardship withdrawal cannot exceed the amount of financial need plus an additional amount to cover taxes and any anticipated penalties. The hardship withdrawal is taxed upon distribution with a 10% penalty tax imposed. Participants cannot contribute to the Plan for 12 months after the effective date of their hardship withdrawal.
Upon the death of a participant, vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic plc ordinary shares in-kind or as cash. Any fraction of a share of stock is paid in cash.
Notes Receivable from Participants
Participants are limited to one outstanding note at a time and can borrow up to 50% of their vested account balance, not to exceed the maximum note amount of $50 thousand. The minimum note amount is $1 thousand. Notes are repaid through payroll deductions in equal amounts, typically over one to five years. The notes are collateralized by the balance in the participant’s account. The interest rate on new loans is one percentage point above the prime rate as reported by Reuters in effect on the first business day of the month following the date to which it is to apply. At April 30, 2026, notes receivable from participants were due at various dates through April 2031, with interest rates ranging from 3.25% to 9.50%. At April 30, 2025, notes receivables from participants were due at various dates through April 2030, with interest rates ranging from 3.25% to 9.50%.
Plan Termination
The Plan provides that the Board of Directors of the Company is able to terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements
Recently Adopted
For the year ended April 30, 2026, there were no newly adopted accounting pronouncements that had a material impact on the Plan.
Investment Valuation and Investment Income Recognition
The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts within the Medtronic Capital Preservation Fund, which are reported at contract value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and Fidelity Management Trust Company. See Notes 3 and 4 for discussion of fair value measurements.
Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation includes realized gains and losses on investments that were sold during the year, as well as unrealized gains and losses on those held during the year, related to all investments reported at fair value at year-end.
Investment Contracts
The Master Trust, through its investment in the Medtronic Capital Preservation Fund, invests in fully benefit-responsive investment contracts, including both traditional guaranteed investment contracts (GICs) and synthetic GICs. The Medtronic Capital Preservation Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.
The terms of fully benefit-responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract, or total liquidation of the covered investments. However, fully benefit-responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit-responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.
A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed-income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GICs are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically (usually either monthly or quarterly), but in no event is the crediting rate less than 0%.
Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.
Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
As traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Traditional GICs and synthetic GICs are measured at contract value, as discussed above. The Plan's fully benefit-responsive investments are included in the Master Trust. As of April 30, 2026, traditional GICs and synthetic GICs held in the Master Trust were $17,805 thousand and $436,031 thousand, respectively. As of April 30, 2025, traditional GICs and synthetic GICs held in the Master Trust were $23,637 thousand and $486,522 thousand, respectively.
Contributions
Contributions from Plan participants and the related employer contributions are recorded in the year in which the employee contributions are earned from compensation.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Participants with notes pay an origination fee from their respective Plan accounts. No allowance for credit losses was recorded at April 30, 2026 and April 30, 2025. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be an actual distribution, the participant loan balance is reduced to zero and a benefit payment is recorded.
Administrative Expenses
Plan expenses are generally paid by the Master Trust and are reflected in the Plan’s interest in the Medtronic, Inc. Master Trust Fund income on the Statement of Changes in Net Assets Available for Benefits. Plan expenses may also be paid for by the Company, and such expenses are excluded from these financial statements. Plan expenses consist of trustee and account maintenance fees. Participants with notes pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts. Investment-related expenses are included in net appreciation in fair value of the Master Trust investments.

Payment of Benefits
Benefit payments are recorded upon distribution.
Risks and Uncertainties
The Plan invests in various investment securities through the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks, relating to macroeconomic and geopolitical factors. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the Statements of Net Assets Available for Benefits at April 30, 2026 and 2025.
Concentration of Market Risk
Approximately 0.9% and 1.0% of the Plan's assets were invested in ordinary shares of Medtronic plc at April 30, 2026 and April 30 2025, respectively. The underlying value of the Medtronic plc Stock Fund, which is part of the Master Trust, is entirely dependent on the performance of Medtronic plc and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic plc ordinary shares could materially affect participants’ account balances and the amounts reported on the Statements of Net Assets Available for Benefits at April 30, 2026 and 2025.
3. Fair Value Measurements
The Plan follows the authoritative guidance on fair value measurements and disclosures with respect to assets and liabilities that are measured at fair value on both a recurring and nonrecurring basis. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:
•Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
•Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
•Level 3 - Inputs are unobservable for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at April 30, 2026 and 2025.
Registered investment companies: Valued at net asset values (NAV) which are publicly reported. The net asset values are determined by the fund at the close of regular trading.
Medtronic plc Stock Fund and Medtronic ESOP Fund: The Medtronic plc Stock Fund and Medtronic ESOP Fund are both invested in Medtronic plc ordinary shares, which are measured at fair value. The shares are valued at the closing price reported in the active market in which the individual security is traded and are therefore categorized as Level 1 investments.
Self-directed brokerage account: The self-directed brokerage account is comprised of mutual funds, which are valued at the NAV reported by the managers of the funds, typically determined at the close of regular trading.
Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables provide information, by level, for investments in the Master Trust that are measured at fair value on a recurring basis:

	Assets at Fair Value at April 30, 2026
(in thousands)	Total	Level 1	Level 2	Level 3	NAV Practical Expedient(1)
Registered investment companies	$36,444	$36,444	$—	$—	$—
Medtronic plc Stock Fund and ESOP Fund	385,076	385,076	—	—	—
Self-directed brokerage account	978,781	978,781	—	—	—
Collective trusts	14,131,375	—	—	—	14,131,375
Total investments in Master Trust, at fair value	$15,531,676	$1,400,301	$—	$—	$14,131,375

	Assets at Fair Value at April 30, 2025
(in thousands)	Total	Level 1	Level 2	Level 3	NAV Practical Expedient(1)
Registered investment companies	$43,948	$43,948	$—	$—	$—
Medtronic plc Stock Fund and ESOP Fund	441,914	441,914	—	—	—
Self-directed brokerage account	779,840	779,840	—	—	—
Collective trusts	11,993,984	—	—	—	11,993,984
Total investments in Master Trust, at fair value	$13,259,686	$1,265,702	$—	$—	$11,993,984
(1)Certain investments are measured at NAV per share (or its equivalent) as a practical expedient and are included above to permit reconciliation to total investments in the Master Trust at fair value.
The table above excludes the Medtronic Capital Preservation Fund, which is comprised of fully benefit-responsive investment contracts that as of April 30, 2026 and 2025 had contract values of $453,836 thousand and $510,159 thousand, respectively. As discussed within Note 2, fully benefit-responsive contracts are measured at contract value. Refer to Note 4 for further information around the investments within the Medtronic Capital Preservation Fund.
The following table summarizes the Master Trust investments measured at fair value based on NAV as a practical expedient:

	Fair Value at April 30		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
(in thousands)	2026	2025
Collective trusts	$14,131,375	$11,993,984	(1)	(1)	(1)
(1)Collective trusts share the common goal of growth and preservation of principal. The collective trusts indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.
4. Plan’s Interest in the Medtronic, Inc. Master Trust Fund
Certain assets of the Plan are invested in the Master Trust, which also includes certain assets of the Medtronic Savings and Investment Plan. Fidelity Management Trust Company and the Plan’s Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust.

The Master Trust holds the investments of the Plan, which consist of Company ordinary shares, a self-directed brokerage option, and managed accounts comprised of collective trusts, mutual funds, and fully benefit-responsive investment contracts. The investments in the Medtronic Capital Preservation Fund consist of traditional GICs issued by financial institutions, synthetic investment contracts issued by financial institutions, and money market securities. The synthetic investment contracts are backed by investment-grade, fixed-income securities, and bond mutual funds. Refer to Note 3 for additional discussion on the types of funds held within the Master Trust.
The following table summarizes investment balances for the Plan's specific interest in the Master Trust, as well as total investments in the Master Trust, at April 30, 2026 and 2025:

	Plan's Interest in Master Trust		Total Master Trust Assets
(in thousands)	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Investments, at fair value:
Collective trusts	$360,574	$336,502	$14,131,375	$11,993,984
Registered investment companies	2,888	3,188	36,444	43,948
Medtronic plc Stock Fund and Medtronic ESOP Fund	3,721	3,943	385,076	441,914
Self-directed brokerage account	1,536	2,232	978,781	779,840
Total investments at fair value	368,719	345,865	15,531,676	13,259,686

Investments, at contract value:
Medtronic Capital Preservation Fund	24,085	27,394	453,836	510,159
Total investments at contract value	24,085	27,394	453,836	510,159

Total investments	$392,804	$373,259	$15,985,512	$13,769,845
Net appreciation and investment income in the Medtronic, Inc. Master Trust Fund net assets is as follows:

Year Ended
(in thousands)	April 30, 2026
Investment income:
Net appreciation in fair value of investments	$3,171,797
Dividends on Medtronic plc ordinary shares	13,375
Interest and dividends	739
Total investment gain, net	$3,185,911
The net appreciation in the fair value of the Master Trust investments for the year ended April 30, 2026, includes realized gains and losses on investments purchased and sold, as well as unrealized gains and losses on those held during the year, related to all investments reported at fair value above. The Medtronic Capital Preservation Fund is reported at contract value. See Note 3 for further information regarding fair value measurements.
5. Related Party Transactions and Party-In-Interest Transactions
Banco Popular de Puerto Rico and Fidelity are parties-in-interest with respect to the Plan as they are the Trustee and the Recordkeeper of the Plan, respectively. Transactions between these parties and the Plan are allowed by the Plan and the Puerto Rico Internal Revenue Code of 1994 (the Code).
In addition, as previously noted, the Master Trust invests in the ordinary shares of Medtronic plc. During the year ended April 30, 2026, the Master Trust made purchases of $14,553 thousand and sales of $57,257 thousand of the Medtronic plc's ordinary shares. The Plan's investment in ordinary shares of Medtronic plc at April 30, 2026 and 2025 was $3,721 thousand and $3,943 thousand, respectively.
Lastly, at April 30, 2026 and 2025, the Plan had notes receivable from participants of $10,691 thousand and $11,974 thousand, respectively.

All these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.
6. Tax Status
The Plan received a favorable determination letter, effective May 1, 2016, from the Puerto Rico Treasury Department. Although the Plan document that the Puerto Rico Treasury Department reviewed in issuing its most recent determination letter has since been amended, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code for a New Puerto Rico. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Plan Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2021.
7. Reconciliation of Financial Statements to Form 5500
The reconciliations below do not include financial statement line items that directly correspond to line items reported in the Form 5500. The following is a reconciliation of net assets available for benefits on the financial statements to the Form 5500 as of April 30, 2026 and April 30, 2025:

	April 30, 2026
(in thousands)	Amounts per Financial Statements	Change in deemed loans with no post-default payments	Amounts per Form 5500
Notes receivable from participants	$10,691	$(190)	$10,501
Net assets available for benefits	404,292	(190)	404,102

	April 30, 2025
(in thousands)	Amounts per Financial Statements	Change in deemed loans with no post-default payments	Amounts per Form 5500
Notes receivable from participants	$11,974	$(142)	$11,833
Net assets available for benefits	386,244	(142)	386,102
The following is a reconciliation of the net increase in net assets available for benefits on the financial statements to the Form 5500 for the year ended April 30, 2026:

	Year Ended April 30, 2026
(in thousands)	Amounts per Financial Statements	Change in deemed loans with no post-default payments	Amounts per Form 5500
Interest income on notes receivable from participants	$1,062	$(9)	$1,053
Total additions	119,155	(9)	119,146
Benefits paid to participants	(26,289)	(39)	(26,328)
Total deductions	(26,289)	(39)	(26,328)
Net increase in net assets available for benefits prior to transfers	92,866	(48)	92,818
8. Subsequent Events
Subsequent events have been evaluated through October 21, 2026, the date this report was issued. There have been no material subsequent events to report.

SUPPLEMENTAL SCHEDULE AS REQUIRED BY ERISA

Supplemental Schedule Required by ERISA
Medtronic Puerto Rico Employees' Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2026
EIN 98-0355534
Plan Number 001
(in thousands)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan’s interest in Medtronic, Inc. Master Trust Fund		**	$392,804
*	Notes receivable from participants	Interest at 3.25% to 9.50%	$—	10,501
				$403,305

*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant directed investments.